Wilson Sonsini Goodrich & Rosati Professional Corporation 1155 Canyon Blvd. Boulder, Colorado 80302-5148 o: 303.256.5900

September 26, 2025

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Kathleen Krebs
Matthew Derby
Ryan Rohn
Stephen Krikorian

Re:	Gloo Holdings, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-l
Submitted September 5, 2025
CIK No. 0002069785

Ladies and Gentlemen:

On behalf of our client, Gloo Holdings, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated September 23, 2025, relating to the above-referenced Amendment No. 1 to Draft Registration Statement on Form S-1 (the “Registration Statement”). On behalf of the Company, we are concurrently submitting on a confidential basis via EDGAR a revised draft of the Registration Statement (“Amendment No. 2”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the Registration Statement submitted on September 5, 2025), all page references herein correspond to the pages of Amendment No. 2.

Amendment No. 1 to Draft Registration Statement on Form S-l Submitted September 5, 2025

Prospectus Summary

Subscriptions, page 6

1. You indicate here and elsewhere that, as of July 31, 2025, approximately 80% of your revenue was recurring and re-occurring. Please clarify whether you are referring to the six month period ended July 31, 2025. Also clarify how you define recurring versus re-occurring and the percentage attributable to each revenue stream.

In response to the Staff’s comment, the Company has revised the disclosure on pages 6, 84, and 115.

Use of Proceeds, page 59

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U.S. Securities and Exchange Commission

September 26, 2025

2. In response to prior comment 5, you disclosed how the interest rate is calculated on the Original Senior Secured Notes. Please also disclose the current interest rate.

In response to the Staff’s comment, the Company has revised the disclosure on page 64.

Business, page 92

3. We note your response to prior comment 10. Please revise to provide additional context for each market data point that encompasses an addressable market greater than yours. As one non exclusive example, you disclose that “the faith sector, including all religions of which Christianity is the largest in America, contributes approximately $1.2 trillion to the United States economy each year”, but do not clearly articulate the percentage applicable to your market. To the extent it is unknown, please revise accordingly where appropriate.

In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 4-5, 110 and 113-114.

The Gloo Platform, page 100

4. We note your response to prior comment 6. Please disclose which existing products are “AI-native tools and agents that incorporate AI from the beginning of their lifecycle” and which are “still early in their AI adoption.” In addition, disclose the extent you use third-party open-sourced algorithms, such as for generative AI, and the source of your datasets. In addition, provide a more complete discussion regarding whether your “AI-native” tools were developed internally, are proprietary, or rely predominantly on third-party AI platforms, and a more detailed discussion regarding their functionality. To the extent the AI tools are not proprietary or developed inhouse, provide additional details regarding the incorporation of AI into your products.

In response to the Staff’s comment, the Company has revised the disclosure on pages 13-16 and 122-125.

* * *

Please direct any questions regarding the Company’s responses or Amendment No. 2 to me by telephone at (303) 256-5913 or by email to mdubofsky@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Matthew Dubofsky
Matthew Dubofsky

cc:	Scott Beck, Gloo Holdings, Inc.
Jeffrey Bojar, Gloo Holdings, Inc.
Victor Nilsson, Wilson Sonsini Goodrich & Rosati, P.C.
Constantine Karides, Reed Smith LLP
Anne G. Peetz, Reed Smith LLP